SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Lawrence D. Hite
c/o Hite Capital Management LLC
432 Park Avenue South, 12th Floor
New York, NY 10016
(212) 561-1202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

June 2, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.□

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Lawrence D. Hite
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 309,000
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 847,406
PERSON WITH	9	SOLE DISPOSITIVE POWER 309,000
	10	SHARED DISPOSITIVE POWER 847,406
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 25457C 20 7	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Tall Oaks Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 847,406
PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 847,406
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* OO

Item 1.     Security and Issuer

This statement on Schedule 13D (this “Statement”), relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Direct Insite Corp., a Delaware corporation (the “Issuer”).  The Issuer's principal executive offices are located at 80 Orville Drive, Bohemia, New York 11716.

Item 2.     Identity and Background.

This statement is being jointly filed by Lawrence D. Hite, an individual (“Hite”), and Tall Oaks Group LLC, a Delaware limited liability company (“Tall Oaks” and, together with Hite, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 99.1.  Tall Oaks expressly disclaims beneficial ownership of any shares of Common Stock other than the shares of Common Stock owned of record by Tall Oaks.  Hite expressly disclaims beneficial ownership of any shares of Common Stock, other than the shares of Common Stock owned of record by Hite, which are in excess of the amount of his pecuniary interest in such securities.  The filing of this statement shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

The address and principal place of business of Hite is 432 Park Avenue South, 12th Floor, New York, New York 10016.  The address and principal place of business of Tall Oaks is 119 West 72nd Street, #181, New York, New York 10023.

The principal business of Tall Oaks is to invest in stocks, bonds, partnership interests, commodities and other securities and financial instruments.  Tall Oaks may also engage in any other lawful purpose that is approved by its manager.

Hite is the manager of, and owns a 90.75% membership interest in, Tall Oaks and accordingly, is deemed to have indirect beneficial ownership of the shares of Common Stock which Tall Oaks beneficially owns.

Family members of Hite, directly and through trusts, own the remaining 9.25% membership interest in Tall Oaks; however, Hite disclaims beneficial ownership of such shares of Common Stock in excess of the amount of his pecuniary interest in such securities.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the members of Tall Oaks, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On December 1, 2002, Hite acquired an option to purchase 200,000 shares of Common Stock with an exercise price of $2.00 in connection with providing a loan in the principal amount of $500,000.  This option expired, without being exercised, on April 30, 2007.

In January 2003, Tall Oaks purchased 78,187 restricted shares of Common Stock for a purchase price of $125,099 as part of a private placement transaction.  The funds for such acquisition were obtained from investment funds available to Tall Oaks.

Also in January 2003, Tall Oaks provided the Issuer with an unsecured loan in the principal amount of $500,000 (the “Loan”).  The Loan bore interest at a rate of 9.5% per annum, and the entire unpaid principal and accrued interest was payable on March 31, 2005.  The funds for the Loan were obtained from investment funds available to Tall Oaks.  On June 27, 2003, the Loan was converted into 500 non-voting shares of Series B Redeemable Preferred Stock (the “Series B Preferred”) of the Issuer.

On June 2, 2003, in connection with providing a guaranty of certain indebtedness incurred by the Issuer, Hite acquired an option to purchase 350,000 shares of Common Stock with an exercise price of $1.40.  This option expired, without being exercised, on April 1, 2006.

On October 1, 2003, Hite acquired an option to purchase 15,000 shares of Common Stock with an exercise price of $1.10 in connection with the conversion of a promissory note.  On June 27, 2007, Hite exercised the option and acquired 15,000 shares of Common Stock.  The funds for such acquisition were obtained from investment funds available to Hite.

On December 10, 2003, in connection with advisory services provided by Hite to the Issuer, Hite was issued a warrant to purchase 50,000 shares of Common Stock with an exercise price of $2.125 per share.

On December 16, 2003, Tall Oaks purchased 125 shares of non-voting Series C Redeemable Preferred Stock, par value $.0001 per share (“Series C Preferred”) of the Issuer in connection with a private placement transaction, and in connection therewith, Tall Oaks was issued a warrant to purchase 133,718 shares of Common Stock having an exercise price of $0.9348 per share.  In addition, Hite was issued an option to purchase 100,000 shares of Common Stock with an exercise price of $0.75 per share in connection with advisory services provided for such transaction.  The funds for the acquisition of the shares of Series C Preferred were obtained from investment funds available to Tall Oaks.

On March 15, 2004, Tall Oaks acquired a warrant to purchase 135,501 shares of Common Stock with an exercise price of $0.9225 per share in connection with the purchase of an additional 125 shares of the Series C Preferred.   The warrants and the shares of Series C Preferred were issued to Tall Oaks as part of a private placement transaction, and the aggregate purchase price paid for the warrants and the shares of Series C Preferred was $250,000.  The funds for such acquisition were obtained from investment funds available to Tall Oaks.

On June 30, 2005, the Issuer renewed a secured line of credit in the principal amount of $500,000 from JPMorgan Chase Bank (the “Credit Facility”).  As a condition precedent to providing the Credit Facility, JPMorgan Chase Bank required guarantees of the Issuer’s obligations and a collateral agreement, and accordingly, each Reporting Person provided such guarantee. In consideration of the guarantee and delivery of a collateral agreement in connection therewith, on July 12, 2005, the Issuer issued warrants to purchase an aggregate of 500,000 shares of the Common Stock to Tall Oaks having an initial exercise price of $1.00 per share.

In the fourth quarter of 2006, the Issuer issued 144,000 restricted shares of common stock in lieu of cash as payment to Hite in consideration of amounts owed to Hite for advisory services provided to the Issuer through June 30, 2006.

Hite is the Chairman of Metropolitan Venture Partners Corp., a Delaware corporation (“MetVP Corp”).  In addition, Hite, together with Tall Oaks and Hite Capital Management, LLC, a Delaware limited liability company (“Hite Capital”), an entity controlled by Hite, own an aggregate of 40% of the issued and outstanding shares of common stock of MetVP Corp.  MetVP Corp is the general partner of Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership (“MetVP Advisors”).  MetVP Advisors is the general partner of Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”).  In addition, Tall Oaks owns approximately a 5% limited partnership interest in MetVP II and Hite Capital owns approximately a 2% limited partnership interest in MetVP II.  MetVP II may be deemed to beneficially own, in the aggregate, up to 2,492,657 shares of Common Stock, which includes 400,000 shares of Common Stock which may be acquired upon the exercise of options to purchase shares of Common Stock, 562,010 shares of Common Stock which may be acquired upon the exercise of warrants to purchase shares of Common Stock and 1,346,800 shares of Common Stock which may be acquired upon conversion of the Company’s Series A Convertible Preferred Stock into shares of Common Stock.  The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Exchange

Act”), to beneficially own the securities of the Issuer beneficially owned by MetVP.  Pursuant to Rule 16a-1(a)(4) under the Exchange Act, this filing shall not be deemed an admission that the Reporting Persons, for purposes of Section 16 of the Exchange Act or otherwise, are the beneficial owners of the securities beneficially owned by MetVP II in excess of the amount of their respective pecuniary interests in such securities, and Hite and Tall Oaks each disclaim beneficial ownership of such securities in excess of the amount of their respective pecuniary interests in such securities.

Item 4.     Purpose of Transaction.

Plans or Proposals of the Reporting Persons

The Reporting Persons hold the shares of Common Stock, the options and the warrants described above as an investment, which they continue to evaluate.

Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a), (b)    As of the date of this statement, the Reporting Persons may be deemed to beneficially own, in the aggregate, up to 1,156,406 shares of Common Stock, which includes 100,000 shares of Common Stock which may be acquired upon exercise of an option to purchase shares of Common Stock and 819,219 shares of Common Stock which may be acquired upon exercise of the warrants to purchase shares of Common Stock, representing, in the aggregate, approximately 14.8% of the outstanding shares of Common Stock, based on 6,916,940 shares of Common Stock issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007.

Hite directly beneficially owns 309,000 shares of Common Stock, including 100,000 shares of Common Stock which may be acquired upon exercise of an option to purchase shares of Common Stock, and 50,000 shares of Common Stock which may be acquired upon exercise of warrants to purchase shares of Common Stock, representing, in the aggregate, approximately 4.37% of the outstanding shares of Common Stock.  Hite has sole, direct beneficial ownership over such securities.

Tall Oaks directly beneficially owns 847,406 shares of Common Stock, including 769,219 shares of Common Stock which may be acquired upon exercise of warrants to purchase shares of Common Stock, representing, in the aggregate, approximately 11.03% of the outstanding shares of Common Stock.  Tall Oaks and Hite have shared direct beneficial ownership over such securities.

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series B Preferred.  Tall Oaks owns 500 shares of Series B Preferred.  The Series B Preferred is non-voting stock and entitles the holders thereof to quarterly dividends, commencing payment on the first day of the calendar quarter after the date of issuance, and accruing at a rate of 12% per annum.  The Series B Preferred is entitled to a liquidation preference equal to $1,000 per share plus all accrued and unpaid dividends thereon, and is senior in priority to all outstanding stock of the Issuer.  The Series B Preferred is redeemable at the election of the Issuer at a redemption price of $1,000 per share plus all accrued and unpaid dividends thereon. The terms of the Series B Preferred are set out in the Issuer's Certificate of Designation, Preferences and Rights of Series B Redeemable Preferred Stock, which is incorporated by reference herein, in its entirety, from the Issuer's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on April 14, 2004.

Series C Preferred.  Tall Oaks owns an aggregate of 250 shares of Series C Preferred.  The Series C Preferred is non-voting stock and entitles the holders thereof to quarterly dividends, commencing payment on October 1, 2005, and accruing at a rate of 9.5% per annum.  The Series C Preferred is entitled to a liquidation preference equal to $1,000 per share plus all accrued and unpaid dividends thereon, and is senior in priority to all outstanding stock of the Issuer, other than the Series B Preferred.  The Series C Preferred is redeemable at the election of the Issuer at a redemption price equal to $1,000 per share plus all accrued and unpaid dividends thereon.  The terms of the Series C Preferred are set out in the Issuer's Certificate of Designation, Preferences and Rights of Series C Redeemable Preferred Stock, which is incorporated by reference herein, in its entirety, from the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 26, 2004.

Item 7.     Material to be Filed as Exhibits.

The following documents are filed as exhibits hereto or are incorporated herein by reference:

Exhibit 99.1	Joint Filing Agreement dated as of January 18, 2008 by and between Lawrence D. Hite and Tall Oaks Group LLC (1)

(1)    Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 18, 2008

            Tall Oaks Group LLC

            By: /s/ Lawrrence D. Hite
            Name: Lawrence D. Hite
                                                Title:   Manager

                                            /s/ Lawrence D. Hite
                                            Name: Lawrence D. Hite